
Mail Stop 3561

April 9, 2009

By Facsimile and U.S. Mail

Mr. Martin A. Berns
President and Chief Executive Officer
Medianet Group Technologies, Inc.
8655 Via De Ventura
Suite G-200
Scottsdale, AZ 85258

> **Re: Medianet Group Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **File No. 0-49801**

Dear Mr. Berns:

We have completed our review of your Form 10-K and related filings and have no further comments at this time

Sincerely,

/s/
Andrew Mew
Accounting Branch Chief